EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated February 24, 2010, relating to the financial statements and financial statement schedules of PMC-Sierra, Inc., (which report expressed an unqualified opinion and includes an explanatory paragraph relating to the Company’s adoption of Financial Accounting Standards Codification 470-20-65, Debt Topic for the Accounting of Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlements)), and the effectiveness of PMC-Sierra Inc.’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of PMC-Sierra, Inc. for the year ended December 27, 2009.

/s/ DELOITTE & TOUCHE LLP

Independent Registered Public Accountants

Vancouver, Canada

December 21, 2010